Exhibit 12.1

Intel Corporation
Statement Setting Forth the Computation
of Ratios of Earnings to Fixed Charges
(in millions)

Three Months Ended

March 31,	April 1
2001	2000

Income before taxes	$906	$3,194

Add fixed charges net of capitalized interest	28	23

Income before taxes and fixed charges (net of capitalized interest)	$934	$3,217

Fixed charges:

Interest	$12	$12

Capitalized interest	1	2

Estimated interest component of rental expense	16	11

Total	$29	$25

Ratio of Earnings before taxes and fixed charges, to fixed charges	32	129